United States securities and exchange commission logo





                               December 15, 2023

       Mike Winston
       Executive Chairman and Interim Chief Executive Officer
       Jet.AI Inc.
       10845 Griffith Peak Dr.
       Suite 200
       Las Vegas, Nevada 89135

                                                        Re: Jet.AI Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed November 30,
2023
                                                            File No. 333-274432

       Dear Mike Winston:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1.                                                   Please update your
disclosure regarding the status of your compliance with Nasdaq   s
                                                        continued listing
criteria. In this regard, we note that on December 1, 2023, you received a Notification Letter
from the Listing Qualifications Department of The Nasdaq Stock
                                                        Market and were
provided 45 calendar days from the date of the Notification Letter, or until January 15, 2024,
to submit a plan to regain compliance with Nasdaq's continued
                                                        listing criteria. Also
revise your risk factor disclosure to address the impact of a potential delisting on the
Company and its shareholders, including without limitation,
                                                        under the Share
Purchase Agreement, Forward Purchase Agreement and FPA Funding
                                                        Amount PIPE
Subscription Agreement.
 Mike Winston
FirstName
Jet.AI Inc. LastNameMike Winston
Comapany15,
December    NameJet.AI
                2023    Inc.
December
Page 2      15, 2023 Page 2
FirstName LastName
       Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Daniel
Morris, Legal Branch Chief, at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Jeanne Campanelli, Esq.